Exhibit 99.6

GLASS HOUSE BRANDS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 20, 2025

TO THE SHAREHOLDERS OF GLASS HOUSE BRANDS INC.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of subordinate voting shares (the “Subordinate Voting Shares”), restricted voting shares (the “Restricted Voting Shares”), limited voting shares (“Limited Voting Shares”, together with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”) and multiple voting shares (the “Multiple Voting Shares”, together with the Equity Shares, the “Company Shares”) of Glass House Brands Inc. (the “Company”) will be held at 11:00 a.m. (Pacific Time) on June 20, 2025 at 645 Laguna Road, Camarillo, California, 93012 for the following purposes:

1.	to receive the audited annual financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon (the “Annual Financial Statements”);

2.	for all Shareholders other than holders of Limited Voting Shares, to elect directors of the Company for the ensuing year. For more information, see “Business to be Transacted at the Meeting – Election of Directors” in the Company’s management information circular dated May 15, 2025 (the “Information Circular”);

3.	to re-appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor. For more information, see “Business to be Transacted at the Meeting – Appointment of Auditor” in the Information Circular;

4.	for all shareholders other than Recipients (as defined in the Information Circular), to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is reproduced as Schedule “B” of the Information Circular, approving, ratifying and confirming a one-time, fixed increase to the rolling 10% share reserve under the Company’s Equity Incentive Plan (as defined in the Information Circular) and the granting of the Performance Awards (as defined in the Information Circular); and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders should refer to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting. The Information Circular and other Meeting materials also contain important information with respect to voting your Company Shares and attending and participating at the Meeting. Shareholders are reminded to review all of the important information contained in the Information Circular and other Meeting materials before voting.

The Company is using the notice-and-access system (“Notice-and-Access”) under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations to distribute this Notice of Meeting and the Information Circular to Shareholders, as well as the Annual Financial Statements and accompanying management’s discussion and analysis thereon. Notice-and-Access allows the Company to post electronic versions of its proxy- related materials on SEDAR+ and on the Company’s website, rather than mailing paper copies to Shareholders. This alternative means of distribution of the Company’s proxy-related materials is more environmentally friendly by reducing paper use, and also reduces printing and mailing costs of the Company. Note that Shareholders still have the right to request paper copies of the proxy-related materials posted online by the Company under Notice-and-Access if they so choose.

The proxy-related materials are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://ir.glasshousebrands.com/agm/. As noted above, the Company will provide to any Shareholder, free of charge, a paper copy of the Information Circular upon request to Odyssey Trust Company (“Odyssey”), the Company’s transfer agent, at 1-888-290-1175 (toll-free), up to one year from the date the Information Circular is filed on SEDAR+. Shareholders who wish to receive a paper copy of the Information Circular in advance of the Meeting should make such request to the Company by no later than June 9, 2025, in order to allow reasonable time to receive and review the Information Circular prior to the proxy deadline of 11:00 a.m. (Pacific Time) on June 18, 2025. The Information Circular will be sent to Shareholders within three (3) business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within 10 days of their request.

Shareholders will receive a paper copy of a notice package (the “Notice Package”) under Notice-and-Access via prepaid mail containing: (i) a notification regarding the Company’s use of Notice-and-Access and how the proxy-related materials may be obtained, (ii) a form of proxy (if you are a Shareholder who holds your Company Shares in your own name and have a share certificate or direct registration system (DRS) statement (a “Registered Shareholder”)) or a voting instruction form (if you are a Beneficial Shareholder, as defined below), and (iii) a supplemental mailing list return card to elect to receive paper copies of the Company’s fmancial statements and management’s discussion and analysis for future fmancial statements and management’s discussion and analysis if you so choose. Shareholders with questions about the Notice-and-Access procedures may contact the Company’s transfer agent, Odyssey, at 1-888-290-1175 (toll-free).

Shareholders who hold their Company Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (“Beneficial Shareholders”) who have not duly appointed themselves as proxyholder will be able to attend as a guest but will not be able to participate or vote at the Meeting.

If you are a Registered Shareholder and are unable to attend the Meeting, please exercise your right to vote by dating, signing and returning the form of proxy contained in the Notice Package to Odyssey, the transfer agent of the Company. To be valid, completed proxy forms must be dated, completed, signed and deposited with Odyssey by mail to: Odyssey Trust Company, Attention: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8. You may also vote through the internet by going to https://login.odysseytrust.com/pxlogin and enter the 12 digit control number found on the form of proxy. Your proxy or voting instructions must be received in each case no later than 11:00 a.m. (Pacific Time) on June 18, 2025 or two business days preceding the date of any adjournment or postponement (excluding Saturdays, Sundays and holidays). If you are unable to attend the Meeting, we encourage you to complete the form of proxy contained in the Notice Package as soon as possible. If a Shareholder received more than one form of proxy because such holder owns Company Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Meeting shall have the discretion to waive or extend the proxy deadline without notice.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form.

If you are a Beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in the Notice Package in accordance with the instructions provided to you by your broker or by the other intermediary.

The board of directors of the Company has fixed April 28, 2025 as the record date for notice of and for voting at the Meeting. Shareholders of record at the close of business on April 28, 2025 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Equity Share held (other than Limited Voting Shares, which are entitled to one vote for each Limited Voting Share held on all matters other than in respect of the election for directors of the board of directors) and 50 votes for each Multiple Voting Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Company Shares subsequent to April 28, 2025, and (ii) the transferee of those Company Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Company Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Company Shares at the Meeting. The transfer books will not be closed.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Kyle Kazan”

Kyle Kazan

Co-Founder, Chairman & CEO

May 15, 2025